Exhibit 2

                          LEUCADIA NATIONAL CORPORATION
            529 East South Temple / Salt Lake City, Utah 84102-1089
                   Telephone: 801-521-1001 / Fax: 801-539-0722





August 7, 2003



SENT VIA EMAIL AND FAX

The Board of Directors:
John Patrick Collins                 Via fax (281) 367-3456
William H. Cunningham                Via fax (512) 232-7541
Michael Diament                      Via fax (817) 332-9606
Alan J. Hirschfield                  Via fax (307) 733-4935
Jeffrey C. Keil                      Via fax (212) 230-0084
Michael P. Ressner                   Via fax (919) 866-0045
Joseph S. Steinberg                  Via fax (760) 918-8220 and (212) 598-3241
Jeff K. Storey                       Via fax (918) 547-0166
WilTel Communications Group, Inc
One Technology Center
Tulsa, Oklahoma  74103

Gentlemen:

In response to conversations with your financial advisor, Leucadia National Corporation is prepared to offer (subject to the approval of Leucadia's Board of Directors) the Independent Company Directors of WilTel Communications Group, Inc. the choice of one of the following alternative transactions:

(1) 0.3672 of a Leucadia common share in exchange for each share of WilTel common stock, if the Independent Company Directors agree to let the offer go forward and not oppose the offer. If Leucadia were to acquire 90% or more of the outstanding WilTel shares, Leucadia would effect a backend merger for the same consideration as offered in the exchange offer. This exchange ratio represents a 32.1% premium to WilTel's stock price on May 14, 2003 ($10.60), the day before Leucadia announced its original proposal, and a 13.0% premium to WilTel's stock price based on the respective closing prices of the common stock of Leucadia ($38.13 per share) and WilTel ($12.39 per share) on August 6, 2003. At this exchange ratio, if all of the publicly held WilTel shares are acquired by Leucadia, the former public stockholders of WilTel would own approximately 13.9% of Leucadia.

                                     - or -

August 7, 2003
The Board of Directors
WilTel Communications Group, Inc.
Page 2 of 2


 (2) a higher offer of 0.3934 of a Leucadia common share in exchange for each share of WilTel common stock, if WilTel enters into a mutually acceptable merger agreement with Leucadia which provides for (i) a first-step exchange offer to be followed by a back-end merger for the same consideration as offered in the exchange offer and (ii) a recommendation in favor of the transaction by the Independent Company Directors. This exchange ratio represents a 41.5% premium to WilTel's May 14, 2003 stock price, and a 21.1% premium to WilTel's stock price based on the respective closing prices of the common stock of Leucadia and WilTel on August 6, 2003. At this exchange ratio, if all of the publicly held WilTel shares are acquired by Leucadia, the former public stockholders of WilTel would own approximately 14.8% of Leucadia.

Each of the proposed transactions would be structured to qualify as a Permitted Investor Tender Offer (as defined in the Stockholders Agreement) and in particular would have a non-waivable condition that the holders of at least a majority of the WilTel shares that are not beneficially owned by Leucadia have tendered and not withdrawn their shares (the "Minimum Condition").

Leucadia asks that the WilTel Board of Directors take all actions under the Stockholders Agreement and WilTel's articles of incorporation as necessary to allow one of these proposed transactions to be consummated as expeditiously as possible.

This proposal is Leucadia's final offer to the Independent Company Directors. If we do not receive prior to noon, Tulsa, Oklahoma time, on August 12, 2003 the Independent Company Directors' agreement to allow Leucadia to proceed with one of the transactions proposed above, Leucadia will consider this proposal as having been declined. In that event, Leucadia will cause the public to be so advised by appropriate filings and will evaluate its options with respect to acquiring additional WilTel shares as permitted by the Stockholders Agreement, including the possibility of seeking WilTel stockholder approval to amend its terms to allow Leucadia to make offers directly to WilTel stockholders prior to October 15, 2004.

We appreciate your consideration of this proposal and look forward to your response.

Very truly yours,

/s/ Ian M. Cumming

Ian M. Cumming
Chairman

/kdk